SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

J. Walter Thompson Company

Profit Sharing and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company Profit Sharing and

Matched Savings Plan

We have audited the accompanying statements of net assets available for benefits of the J. Walter Thompson Company Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPA’s, P.C.

Valhalla, New York

June 27, 2012

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments, at fair value	$246,306,279	$244,173,324

Receivables:
Notes receivable from participants	4,327,888	4,318,228
Participating employer contributions	13,006,780	12,919,631

Total receivables	17,334,668	17,237,859

Total assets	263,640,947	261,411,183

LIABILITIES:
Current liabilities	132,908	132,908

Total liabilities	132,908	132,908

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	263,508,039	261,278,275

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(949,477)	—

NET ASSETS AVAILABLE FOR BENEFITS	$262,558,562	$261,278,275

See accompanying notes to the financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:

Investment income:

Interest and dividends	$6,693,941
Notes receivable repayment interest	202,042

Total investment income	6,895,983

Contributions:

Participating employers	13,006,780
Participants	15,807,341
Rollovers	1,539,496

Total contributions	30,353,617

Total additions	37,249,600

DEDUCTIONS:
Benefits paid to participants	23,052,415
Net depreciation in fair value of investments	12,868,443
Other expenses	48,455

Total deductions	35,969,313

INCREASE IN NET ASSETS	1,280,287

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	261,278,275

End of year	$262,558,562

See accompanying notes to the financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Bank of America, N.A. (“BOA”) is the Trustee and Custodian of the Plan.

Contributions and Eligibility:

a)	Deferred Contributions - The Matched Savings portion of the Plan is available to all eligible U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., Future Vision Media LLC, TeamDetroit, Inc., JWT Specialized Communications, Inc., JWT Transmission LLC, the Geppetto Group LLC, TeamDetroit Stat LLC, Action Holdings, Inc. (d/b/a JWTAction), The Brand Union Company, Inc. and WPP Group USA, Inc. (each an indirect wholly-owned subsidiary of WPP plc, each a “Participating Employer” and collectively the “Participating Employers”).

Employees become eligible to participate in the Plan on the first day of the month following their employment commencement date. In addition, following a specified notice period, eligible employees shall be deemed to have made an election to participate in the Plan equal to three percent of their eligible compensation until and unless the participant files a written direction or makes an electronic direction, as appropriate, negating the election.

Participating employees may contribute between 1% and 50% of their eligible compensation in Deferred Contributions (up to the annual federal dollar limit for these contributions) to the Matched Savings portion of the Plan. For Plan years 2011 and 2010, participating compensation is limited to $245,000.

b)	Matching Contributions - The relevant Participating Employer determines annually whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, an eligible participant must be employed on December 31 of the relevant Plan year and have completed one year of qualifying service as defined by the Plan.

The Company Matching Contribution is made to the account of each participant in an amount up to one half of the first 6% in Deferred Contributions. An eligible employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with the terms of the Plan.

c)	Catch-up Contributions - Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions). Catch-up contributions are not eligible for Company Matching Contributions.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN (continued)

d)	Profit Sharing Contributions - The Profit Sharing portion of the Plan is available to all eligible U.S. employees of the Participating Employers, except that all employees of JWT Specialized Communications, Inc. are not eligible for profit sharing contributions. Eligible employees must have completed two years of qualifying service before completing a one year break in service as defined by the Plan. Annual discretionary Company Profit Sharing contributions under the Plan are determined by the relevant Participating Employer and are allocated to each participant employed by a Participating Employer as of December 31 of the relevant Plan year based upon eligible compensation, as defined by the Plan. There are no participant contributions to the Profit Sharing portion of the Plan.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) any Company contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a number of mutual funds, two common collective trust funds, the MRJ Value Equity Fund, and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Vesting - Deferred Contributions, Catch-up contributions and their related earnings are 100% vested and non-forfeitable. Company Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until a participant completes three years of service. Amounts that are forfeited are used to reduce future contributions of the Participating Employers and may be used to pay Plan expenses. Profit Sharing Contributions and their related earnings are 100% vested and non-forfeitable.

Forfeited Amounts - At December 31, 2011 and 2010, the amounts in the Plan’s forfeiture account totaled $1,741,165 and $1,169,443, respectively. These accounts will be used to reduce future employer contributions or pay Plan expenses.

Notes Receivable From Participants - The Plan provides for loans and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000. Total outstanding loans may not exceed the lesser of $50,000 or one-half of the participant’s vested account balance.

General purpose loans must be repaid within five years and residential loans must be repaid within twenty years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. When loans are repaid, the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. During Plan years 2011 and 2010, the interest rates on loans ranged from 4.25% to 10.50%.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN (continued)

Payment of Benefits - Distributions from the Plan are generally made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death, according to Plan provisions. In addition, upon age 59  1/2, participants may elect to withdraw an amount equal to all or any portion of his or her interest in their vested Company Contributions, Deferred Contributions and Catch-up Contributions, including earnings thereon. In addition, Rollover Contributions or Voluntary Contributions may be withdrawn at any time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

From January 1 to October 6, 2010, the Bank of America Retirement Preservation Trust (“BOA Trust”) was valued at contract value as described in Accounting Standards Codification 946-210-45 through 946-210-55. On October 6, 2010, the trustees of the BOA Trust approved a resolution to terminate the Trust and commence liquidation of its assets and adopted a liquidation basis of accounting in conformity with GAAP. Effective with the Trustee’s October 6, 2010 approval of the Resolution, the Trust terminated the wrap contracts and on October 7, 2010 the Trust’s assets were invested in short-term bond funds. As a result, the Trust assets valuation changed from contract accounting to fair value accounting. During 2011, this fund was terminated and the assets were sold and transferred to the Wells Fargo Stable Value Fund C.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (ASU 2011-04). ASU 2011-04 was issued to provide a consistent definition of fair value and common requirements for measurement of, and disclosure about, fair value between U.S. GAAP and International Financial Reporting Standards. It also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This pronouncement is effective for periods beginning after December 15, 2011 with early adoption prohibited. The Plan does not expect the adoption of this pronouncement to have a material effect on its financial statements.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts - The investment in the Wells Fargo Stable Value Fund C (“Fund”) invests all of its assets in Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank. The Wells Fargo Stable Return Fund G invests in investment contracts and security-backed contracts and carries its investments at contract value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the Fund were 1.56% and 2.33%, respectively, for 2011. The crediting interest rate is based on a formula agreed upon with the issuer. Certain events limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Administrative and investment expenses of the Plan are paid for by the Plan to the extent not paid by the Company.

Subsequent Events - The Plan’s management evaluated subsequent events through June 27, 2012, the date the financial statements were available to be issued and no additional disclosures were required.

3.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

3.	FAIR VALUE MEASUREMENTS (continued)

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability; Level 3 inputs are unobservable and reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Level 1 Fair Value Measurements

The fair value of the WPP Stock Fund and mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The fair value the MRJ Value Equity fund, which is not traded in an active market, is valued at the unit value of the fund, which is based on the fair value of the underlying investments.

The Bank of America, N.A. Equity Index Trust XIII (“EIT”), a common collective trust, invests primarily in a portfolio of equity securities valued at fair value based on quoted prices in active markets for the underlying securities.

The Wells Fargo Stable Value Fund C (“Fund”), a common collective trust fund that invests all if its assets in Wells Fargo Stable Return Fund G, which invests in traditional and security-backed contracts. The Fund is valued at fair market value based on the fair value of the underlying assets. Participant-directed redemptions at contract value ordinarily have no restrictions; nevertheless, certain events, such as premature termination of the contract by the Plan or termination of the Plan, can limit the Plan’s ability to transact at contract value with the Trust. In those events, the amounts withdrawn may be payable at fair value rather than contract value. However, based upon experience to date, the Plan Administrator does not believe that such events are probable of occurring. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions, which may result in the inability of the Trusts to sell a contract at a fair price and may substantially delay sale of contracts that the Trust seeks to sell.

At December 31, 2010, the Bank of America, N.A. Retirement Preservation Trust, a common collective trust, invests primarily in short-term bond funds valued at the liquidation value as described in Note 2 to the financial statements.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

3.	FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Bond funds	$58,547,450	$—	$—	$58,547,450
Growth funds	81,357,196	—	—	81,357,196
Stock fund	27,214,431	—	—	27,214,431
Value funds	21,692,395	—	—	21,692,395
Common collective trusts	—	49,839,295	—	49,839,295
WPP Stock fund	7,547,788	—	—	7,547,788
Cash and accrued income	107,724	—	—	107,724

Total assets at fair value	$196,466,984	$49,839,295	$—	$246,306,279

	Fair Value Measurements at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Bond funds	$53,989,719	$—	$—	$53,989,719
Growth funds	70,952,885	—	—	70,952,885
Stock fund	41,330,191	—	—	41,330,191
Value funds	20,679,432	—	—	20,679,432
Common collective trusts	—	47,889,381	—	47,889,381
WPP Stock fund	9,105,083	—	—	9,105,083
Cash and accrued income	226,633	—	—	226,633

Total assets at fair value	$196,283,943	$47,889,381	$—	$244,173,324

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

4.	INVESTMENTS

The Plan’s investments are held in a trust fund. The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011		2010
Description of Investment	Shares	$ Value	Shares	$ Value
BlackRock US Opportunities Port Fd Cl I	450,905	15,100,801	394,631	16,286,419
BlackRock Capital Appreciation Fund, Cl I	1,084,978	23,522,313	1,005,264	23,905,167
Davis NY Venture Cl Y	417,822	13,712,902	400,502	13,893,409
JPMorgan Gov’t Bond Fund Select	2,277,663	26,284,229	2,226,842	24,183,508
MRJ Value Equity Fund	1,228,282	22,526,689	1,198,448	22,974,257
Pimco Total Return Fund, Cl I	2,968,098	32,263,221	2,747,116	29,806,211
Thornburg Int’l Value Fund Cl I	1,180,683	29,021,180	953,738	27,315,053
Wells Fargo Stable Value Fund C	816,474	40,287,197	*	*
Bank of America, N.A. Retirement Pres. Trust	*	*	37,177,228	37,177,228

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $12,868,443 as follows:

WPP Stock Fund	($1,422,747)
Common collective trusts	913,862
MRJ Value Equity Fund	(975,761)
Mutual funds	(11,383,797)

Total net depreciation in fair value of investments	($12,868,443)

5.	FEDERAL INCOME TAXES

The IRS has determined and informed the company by a letter dated June 17, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt. The Plan was submitted to the IRS on January 31, 2011 for a new determination letter request, and the status of the application is pending.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

5.	FEDERAL INCOME TAXES (continued)

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Participants are not taxed currently on Company Profit Sharing, Deferred Contributions, Catch-up Contributions or Matching Contributions or on income earned by the Plan.

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common collective trusts and mutual funds managed by Bank of America, N.A., who is the Trustee and Custodian of the Plan.

The Plan also provides participants the option to invest in the WPP Stock Fund, a party-in-interest. The Plan held 144,511 WPP plc ADSs in the WPP Stock Fund valued at $7,547,788 at December 31, 2011, and at December 31, 2010 the Plan held 146,927 WPP Group plc ADSs in the WPP Stock Fund valued at $9,105,083.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, J. Walter Thompson Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the company contribution portion of their account.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

***

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

EIN: 13-1378860	Form 5500, Schedule H, Part IV, Line 4i—
PN: 010	Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	WPP Stock Fund
*	WPP plc	American Depositary Shares	*	*	$7,547,788

	Common Collective Trusts
*	Bank of America, N.A. Equity Index Trust XIII	Common Collective Trust	*	*	9,552,098
	Wells Fargo Stable Value Fund C	Common Collective Trust	*	*	40,287,197

	Total common collective trusts				49,839,295

	Mutual Funds
	Allianz NFJ Small-Cap Value Cl. I	Mutual fund	*	*	10,941,309
*	BlackRock Capital Appreciation Fund, Cl I	Mutual fund	*	*	23,522,313
*	BlackRock US Opportunities Port Fd, Cl I	Mutual fund	*	*	15,100,801
	Davis NY Venture Cl Y	Mutual fund	*	*	13,712,902
	Fidelity Adv Small Cap Cl I	Mutual fund	*	*	4,687,742
	JP Morgan Gov’t Bond Fund Select	Mutual fund	*	*	26,284,229
	Perkins Mid Cap Value Fund, Cl I	Mutual fund	*	*	10,751,086
	PIMCO Total Return Fund, Cl I	Mutual fund	*	*	32,263,221
	Thornburg Int’l Value Fund, Cl I	Mutual fund	*	*	29,021,180

	Total mutual funds				166,284,783

	MRJ Value Equity Fund	Portfolio Fund	*	*	22,526,689

	Cash and accrued income				107,724

	Total Investments				246,306,279
	Notes receivable from participants	Interest rates from 4.25% - 10.50%			4,327,888

	Total Assets Held for Investment				$250,634,167

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

Date: June 28, 2012	By:	/s/ Donna Matteo
	Name:	Donna Matteo
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm